UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Sunair Electronics, Inc.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

867017-10-5

(CUSIP Number)

December 31, 2001

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Ö

Rule 13d-1(b)

Ÿ

Rule 13d-1(c)

Ÿ

Rule 13d-1(d)

__________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 867017-10-5	Page 2of 5 Pages

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Las Vegas Investment Advisors, Inc.; FEIN 88-0358026
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)9 (b)9
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION 9525 Hillwood Drive, Box 190, Las Vegas, Nevada 89134 United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 284,900
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 284,900
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON IA

13G

CUSIP No. 867017-10-5	Page 3of 5 Pages

Item 1(a).

Name of Issuer:

Sunair Electronics, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

3005 SW Third Avenue

Fort Lauderdale, Florida 33315

Item 2(a).

Name of Person Filing:

This Statement on Schedule 13G is being filed by Las Vegas Investment Advisors, Inc.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

Las Vegas Investment Advisors, Inc.

9625 Hillwood Drive, Box 190

Las Vegas, Nevada 89134

Item 2(c).

Citizenship:

Las Vegas Investment Advisors, Inc. is a Nevada corporation.

Item 2(d).

Title of Class of Securities:

 Common Stock, par value $.10 per share ("Common Stock").

Item 2(e).

CUSIP Number:

867017-10-5

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person filing is a:

(a)

Ÿ

Broker or dealer registered under Section 15 of the Exchange Act.

(b)

Ÿ

Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)

Ÿ

Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)

Ÿ

Investment company registered under Section 8 of the Investment Company Act.

(e)

Ö

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

Ÿ

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

Ÿ

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

13G

CUSIP No. 867017-10-5	Page 4 of 5 Pages

(h)

Ÿ

A savings associative as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

Ÿ

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

Ÿ

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  : Ÿ

Item 4.

Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)

Amount beneficially owned:

284,900

(b)

Percent of class:

7.1%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

284,900

(ii)

Shared power to vote or to direct the vote:

0

(iii)

Sole power to dispose or to direct the disposition of:

284,900

(iv)

Shared power to dispose or to direct the disposition of:

0

Item 5.

 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

None.

13G

CUSIP No. 867017-10-5	Page 5of 5 Pages

Item 8.

Identification and Classification of Members of the Group.

None.

Item 9.

Notice of Dissolution of Group.

None.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2005

LAS VEGAS INVESTMENT ADVISORS, INC.,

a Nevada corporation

By:

/s/ David O. Ehlers

David O. Ehlers, President